FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL OMB Number 3235-0287 Expires: December 31, 2005 Estimated average burden hours per response . . . . 0.5
See Instructions 1(b) (Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*
Herbst (Last)	Jerry (First)	(Middle)
4500 W. Tropicana Ave. (Street)
Las Vegas (City)	NV (State)	89103 (Zip)
2. Issuer Name and Trading or Ticker Symbol
Coast Casinos, Inc.
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Day/Year February 2000
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
[X] Director	[X] 10% Owner	[X] Officer (give title below)	[ ] Other (specify below)
Treasurer
7. Individual or Joint/Group Filing Reporting (Check Applicable Line)
[ ] Form Filed by One Reporting Person [ ] Form Filed by More than One Reporting Person
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)
Common Stock
2. Transaction Date (Month/Day/Year)
02/29/00
2A. Deemed Execution Date, if any (Month/Day/Year)

3. Transaction Code (Instr. 8)
Code	V
P
4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
Amount	A or D	Price
100	A	$100.00
5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
265,488.08(1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one person, see Instruction 4(b)(v)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)

2. Conversion or Excercise Price of Derivative Security

3. Transaction Date (Month/Day/Year))

3A. Deemed Execution Date, if any (Month/Day/Year)

4. Transaction Code (Instr. 8)
Code	V

5. Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
(A)	(D)

6. Date Exerciasble and Expiration Date (Month/Day/Year)
Date Exercisable	Expiration Date

7. Title and Amount of Underlying Securities (Instr. 3 and 4)
Title	Amount or Number of Shares

8. Price of Derivative Security (Instr. 5)

9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

11. Nature of Indirect Beneficial ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Response:

      (1) As of the end of February 2000

	/s/ Jerry Herbst	December 17, 2002
	** Signature of Reporting Person	Date

**  Intentional misstatements or ommissions of facts constitue Federal Criminal Violations
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.